388 Greenwich Street
New York, NY 10013

July 12, 2016
VIA EDGAR CORRESPONDENCE
Ms. Era Anagnosti
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Citigroup Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 26, 2016 Definitive Proxy Statement on Schedule 14A Filed March 16, 2016 File No. 001-09924
Dear Ms. Anagnosti:

Enhancement of Citigroup Inc.’s (“Citigroup” or “Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated June 28, 2016.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.
You identify in Exhibit 21.01 to the 10-K several of your subsidiaries using the name Citibank. The Citibank website states that Citibank provides services to Syria from a location in Jordan. Another website provides an address and other information for “Citibank Khartoum Branch” and “Citibank Foreign Office in Khartoum.”

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated July 22, 2013, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Citi does not have a physical presence or solicit business in Sudan or Syria (the “Subject Countries”). The information referred to by the Staff in its comment above is out of date and is being corrected.

Consistent with our response in the July 2013 letter referenced by the Staff, except as authorized by a general or specific license from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (as discussed further below), Citi does not engage in transactions with the Subject Countries. Moreover, Citi maintains a global enterprise-wide sanctions compliance program that is designed to identify and prevent Citi businesses from engaging in prohibited, sanctions-related activities with sanctions-targeted countries, which include the Subject Countries. Citi’s program is implemented through various measures including, but not limited to, the blocking of property, the rejection of transactions, and the imposition of controls on commercial, financial, and trade activities. These controls, in concert with Citi’s automated screening and other program elements, are designed to prevent Citi from engaging in impermissible relationships or transactions with sanctions targets, including the Subject Countries.

Acting pursuant to licenses issued by OFAC, Citi’s clients (primarily being various agencies of the United Nations and the U.S. Government) occasionally engage in authorized transactions involving the Subject Countries, which include the sale of agricultural commodities, medicine and medical devices, the provision of humanitarian aid, or the provision of peace-keeping forces by such clients (“OFAC-licensed activities”). Citi occasionally provides authorized financial services in connection with such OFAC-licensed activities.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As we stated in our response in 2013, it continues to be the case that the limited activities described in our response above are not material to Citi (either individually or in the aggregate, or qualitatively) and, accordingly, Citi does not believe that these activities would materially (quantitatively or qualitatively) factor into investment decisions by Citi’s security holders or would impact investor sentiment towards Citi.

Definitive Proxy Statement on Schedule 14A

Citi’s Executive Compensation Awards, page 61

3.
We note that you disclose the cash portion of the 2015 incentive award for performance for each of the named executive officers in the “Bonus” column of the Summary Compensation Table, suggesting that the Compensation Committee determined the actual amount of the award discretionarily. In this regard we note that while the Compensation Committee assesses the achievement of financial goals through “a quantitative performance rating for each goal on a scale of one to five,” (refer to disclosure at the top of page 62), the disclosure is silent as how the one to five rating translates into the scorecard systems, which appears to capture three bands of performance, i.e., target, less than 10% below target, and more than 10% below target. Furthermore, disclosure does not appear to correlate certain performance level with a certain award amount, expressed either as a percentage of a predetermined bonus pool or as a percentage of revenues. In this regard, we note your disclosure stating that the $2.5 million increase in CEO’s annual incentive award in 2015 “was in recognition of the steady progress Citi has made over time...;” however, we are unable to locate disclosure tying achievement of quantifiable metrics to specific compensation decisions. Given these factors, it appears that the ultimate award amounts were determined by the Compensation Committee at its discretion. Please advise, or revise your future filings to so state. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation Question 119.02.

The Personnel and Compensation Committee (the “Committee”) makes compensation decisions by applying the five-step process described on pages 61-62 of the 2016 Proxy Statement. The Committee uses a non-formulaic but defined process to 1) set goals, 2) assess performance against those goals, 3) consider compensation awards in the context of market pay, 4) develop a preliminary compensation amount based on performance and market factors, then 5) adjust that amount as considered appropriate based on additional factors that may vary. The individual factors are disclosed for each executive in the narrative discussion of the scorecards appearing on pages 64-70 of the 2016 Proxy Statement.

In its comment, the Staff correctly suggests that Citi’s five-step process includes some degree of qualitative judgment and that specific compensation decisions are not determined directly and exclusively based on the achievement of quantifiable metrics. Citi uses the term “judgment” or other qualitative indicators to describe the Committee’s non-formulaic but fact-based process to communicate the Committee’s considered approach to evaluating qualitative performance criteria. The use of qualitative judgment or assessment is disclosed in several places in the 2016 Compensation Discussion and Analysis, including on page 54 (second bullet), on page 56 (fourth and sixth paragraphs), on page 62 (discussion of step 5), and in the summary discussion of each named executive officer’s scorecard on pages 64, 66, 67, 68, and 69.

In that context and in response to the Staff’s specific comments, please note the following:

•	The one-to-five rating system does not translate to a specific compensation result on a mechanical basis, so there is no disclosure in that regard.

•
As the Staff correctly observes, the disclosure does not correlate a certain performance level with a certain award amount, expressed either as a percentage of a predetermined bonus pool or as a percentage of revenues. Citi’s plans and programs do not provide for such correlations. Instead, decisions regarding compensation for the named executive officers are made pursuant to the five-step process described. The statement that the $2.5 million increase in CEO’s annual incentive award from 2013 to 2015 “was in recognition of the steady progress Citi has made over time” at the top of page 57 was intended to be a follow-up to the text at the bottom of page 56, which more fully explains the Committee’s overall view of CEO performance and specifically cross-references the qualitative discussion in the scorecards on pages 64-65. The quoted statement was not intended to be a stand-alone comment suggesting a more formulaic pay program.

The Staff references Compliance and Disclosure Interpretation (“CDI”) Question 119.02 in its comment. CDI Question 119.02 involves a “discretionary cash bonus that is not based on any performance criteria,” and then describes the circumstances in which a cash bonus would be considered non-equity incentive plan compensation. We note in particular that CDI Question 119.02 provides that amounts paid “over and above the amounts earned by meeting the performance measure” should be disclosed in the Bonus column rather than the Non-Equity Incentive Plan Compensation column. As disclosed, Citi’s cash bonus awards are determined with reference to objective metrics constituting performance criteria on a non-formulaic basis and, therefore, it would be incorrect to state that Citi’s cash bonuses are not based on any performance criteria. At the same time, because the bonuses are non-formulaic, and there is no precise amount that can be identified as resulting directly from the satisfaction of pre-established performance metrics, we believe that the bonus awards are appropriately reported in the Bonus column, rather than the Non-Equity Incentive Plan Compensation column, of the Summary Compensation Table.

4.
We note that starting on page 64 you disclose certain Financial Goals which appear to be non-GAAP financial measures, such as “Risk Appetite Ratio” and “Risk Appetite Surplus.” In accordance with Instruction 5 to Item 402(b) of Regulation S-K, in future filings please disclose how the number is calculated from your audited financial statements.

As the Staff notes, Citigroup disclosed certain pay-related Financial Goal results for 2015 in the Compensation Discussion and Analysis in the 2016 Proxy Statement, including Core Income from Continuing Operations Before Taxes, Core Efficiency Ratio, Return on Tangible Common Equity (Core), Core Return on Assets, Risk Appetite Ratio and Risk Appetite Surplus. As Citigroup indicated in footnote 1 at the bottom of page 64 of the 2016 Proxy Statement, these 2015 results are “non-GAAP financial measures.” Accordingly, consistent with CDI Question 108.01 on Non-GAAP Financial Measures, Citigroup provided a prominent cross-reference to Annex A to the 2016 Proxy Statement under each table disclosing these measures. In Annex A, Citigroup defined these measures (pages A-1 and A-2) and included the required GAAP reconciliation of these measures (page A-3). As a result, Citigroup believes it has complied with Instruction 5 to Item 402(b) of Regulation S-K and does not believe additional non-GAAP financial measure disclosure is necessary in its future filings in this regard.

* * * * *

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

/s/ Rohan Weerasinghe
Rohan Weerasinghe
General Counsel and Corporate Secretary